LSB Bancshares, Inc. and FNB Financial Services Corporation - Merger of Equals - March 1, 2007

Forward Looking Statements This presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934 as amended. These include statements as to the benefits of the merger of equals, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of LSB and FNB intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of each of LSB and FNB and of the combined company, are generally identified by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," or "project" or similar expressions. The companies' respective ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of each of LSB and FNB and of the combined company and their respective subsidiaries include, but are not limited to: the risk that the businesses of LSB and/or FNB will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; revenues following the merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies' respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It In connection with the merger, LSB will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company's shareholders, and each of LSB and FNB may file other relevant documents concerning the merger with the Securities and Exchange Commission (the "SEC"). Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about LSB and FNB, at the SEC's website (http://www.sec.gov). (You will also be able to obtain these documents, free of charge, by accessing LSB's website (http://www.lsbnc.com), or by accessing FNB's website (http://www.fnbsoutheast.com).) Participants in the Solicitation LSB and FNB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LSB and/or FNB in connection with the merger. Information about the directors and executive officers of LSB is set forth in the proxy statement for LSB's 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of FNB is set forth in the proxy statement for FNB's 2006 annual meeting of shareholders, as filed with the SEC on April 11, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. You may obtain free copies of these documents as described above.

Transaction Overview Name: To be determined Pro Forma Market Cap: $264 Million(1) Relative Ownership: 53% LSB / 47% FNB (based on shares outstanding at 12/31/06) Board of Directors: 10 LSB Directors / 10 FNB Directors Management: Bob Lowe - Chairman & CEO of the holding company and Chairman of the bank Pressley Ridgill - CEO and President of the bank and President of the holding company Mike Shelton - CFO of the holding company and the bank Monty Oliver - Executive Vice President of Finance of the holding company Corporate Headquarters: Greensboro, NC Operations centers in Lexington, NC and Reidsville, NC (1) Based on February 26, 2007 closing price for LSB

Transaction Overview Transaction Value: $128 million(1) Fixed Exchange Ratio: 1.07 LSB shares per FNB share $17.68 per FNB share(1) Post Closing Dividend: Quarterly dividend of $0.17 per share anticipated Accounting Treatment: Purchase accounting Tax free exchange Anticipated Closing: 3rd Quarter 2007 Due Diligence: Completed Estimated Transaction Costs: $4.8 million (after-tax) Preliminary Estimated Cost Savings Identified: $5.0 million (pre-tax) (1) Based on February 26, 2007 closing price for LSB

Transaction Rationale Accretive to EPS for all shareholders Substantial cost savings opportunities Creates a strong community bank in the Piedmont Triad Second largest pro forma market share of community banking organizations in the combined Greensboro, High Point and Winston-Salem MSA's (total population 1.1 million) Combination of FNB's vibrant lending markets with LSB's strong core deposit base Contiguous core markets with no branch overlap Centrally located to allow for expansion opportunities into other attractive markets Creates a company with a market capitalization in excess of $260 million(1) (1) Based on February 26, 2007 closing price for LSB

Transaction Rationale Increases shares outstanding to approximately 16 million and increases liquidity to an average daily volume of over 11,000 Greater visibility with bank research analysts Ability to attract and service larger business clients Provides strengthened management team for the combined company Both banks have similar cultures and operate in similar markets Leverages excess capital of LSB Broader geographic diversification will be expected to reduce credit risk concentration for both banks Allows for sensible and measured integration to preserve franchise value of both companies Combined company will be better positioned to make accretive acquisitions

Combined Franchise Footprint - FNB branches (17) - LSB branches (25) As of June 30, 2006; Pro forma of the transaction Norton and Lee counties Deposit market share rank for community financial institutions; Excludes banks greater than $10 billion in assets

Piedmont Franchise - FNB branches - LSB branches

Balanced Contribution (1) Adjusted to add back loan loss provisions tax-affected at 38% Source: Publicly available financial statements

Creates the 10th Largest Community Bank in the Region(2) Pro forma for recently announced acquisitions North Carolina, South Carolina, Virginia and eastern Tennessee banks with less than $10 billion in assets Source: SNL Financial LC; Market cap and financial data are as of 2/26/2007

Pro Forma 8th Largest NC Deposit Market Share Source: SNL Financial LC; Deposits are as of 6/30/06 Creates one of NC's largest community banks(1): 3rd largest by asset size 3rd largest by deposits 5th largest market capitalization 6th largest number of branches (1) North Carolina headquartered banks, excluding Bank of America, BB&T, First Citizens & Wachovia

Growth Markets Greensboro - High Point, NC: Regional transportation and logistics hub (FedEx Mid-Atlantic freight hub) and top 10 logistics market growth Large number of institutions of higher education (UNC-G, NC A&T, Elon, Guilford College, Greensboro College, High Point University, and Guilford Tech) Newly announced HondaJet plant Winston-Salem, NC: New Dell plant Wake Forest University, Salem College, and Winston-Salem State University Wilmington, NC: Coastal area with strong growth Substantial number of high quality employers (PPD, GE, Dupont, Verzion, and Corning) Major film and TV production "Hollywood of the East" Population growth is expected to double the national average over the next five years Harrisonburg, VA: Regional transportation hub Strong growth due to proximity to Washington D.C. James Madison University has a planned expansion of 3,000 to 5,000 students and up to 1,000 staff members

Pro Forma Financial Impact

Combined Balance Sheet Does not include purchase accounting adjustments other than $66.4million of goodwill and intangibles Source: Publicly available financial statements

Loan Composition Source: Federal Reserve

Deposit Composition Source: Federal Reserve and internal reports for both companies

Significant Cost Savings Opportunities(1) Based on regulatory data at the bank level for the year ended 12/31/2006 for LSB and FNB and for the most recently reported twelve months for peer companies Percentage of average assets Before cost savings Community banks headquartered in NC, SC, TN, and VA with assets between $1.5 billion and $2.5 billion Source: SNL Financial LC Preliminary estimated costs savings of $5 million identified